                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549




                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 9, 2004


                       Distribution and Service D&S, Inc.
                       ----------------------------------
                 (Translation of registrant's name into English)


                  Avenida Presidente Eduardo Frei Montalva 8301
                  ---------------------------------------------

                                    Quilicura
                             -----------------------
                                    Santiago
                             -----------------------
                                      Chile
                             -----------------------
                    (Address of principal executive offices)


                             Form 20-F  X         Form 40-F
                                       ---                  ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes           No  X
                                       ---          ---

                DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                               REPORT ON FORM 6-K
                                TABLE OF CONTENTS

(1) A filing by the Company with the Chilean Superintendencia de Valores y Seguros dated August 5, 2004, regarding the pricing of its preemptive rights offering.

(2) A filing by the Company with the Chilean Superintendencia de Valores y Seguros dated August 5, 2004, regarding a waiver of the preemptive rights of certain of the Company's shareholders.

               Registration No. 0593 in the Registry of Securities


                                 RELEVANT EVENT

                                                       Santiago, August 5, 2004.


Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O'Higgins 1449
Santiago
PRESENT
-------

Dear Sir,

     As required by article 9 and the second paragraph of article 8 of Law No. 18,045, and by paragraph 2.2 of Section II of General Rule No. 30 of that Superintendency, we hereby inform of the RELEVANT EVENT described below.

     In its meeting held on August 5, 2004, the board of directors of Distribucion y Servicio D&S S.A. ("D&S"), an open stock corporation registered in the Registry of Securities of the Superintendency under number 0593, in connection with the capital increase approved by the thirteenth general extraordinary shareholders' meeting of D&S, which shares were registered in the Registry of Securities by that Superintendency under number 719 on June 24, 2004, agreed to proceed with the issue of 250 million ordinary and nominative shares of payment, of the same and only existing series, at a price of 620 pesos per share. The preemptive rights offering period shall begin on August 6, 2004 by means of the corresponding publication.

     Through this letter D&S informs, as a RELEVANT EVENT, that on August 5, 2004 its board of directors agreed: i) to issue 250 million ordinary and nominative shares of payment, of the same and only existing series, as of August 6, 2004, the date on which the preemptive rights offering period shall begin; and, ii) that the minimum price at which such shares shall be offered shall be 620 pesos per share.

     Yours truly,



                           Juan Cristobal Lira Ibanez
                                 General Manager



Copy to: Bolsa de Comercio de Santiago
         Bolsa Electronica de Chile
         Bolsa de Comercio de Valparaiso

               Registration No. 0593 in the Registry of Securities


                                 RELEVANT EVENT


                                                       Santiago, August 6, 2004.

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurances
Av. Libertador Bernardo O'Higgins 1449
Santiago
PRESENT
-------

Dear Sir,

     As required by article 9 and the second paragraph of article 8 of Law No. 18,045, and by paragraph 2.2 of Section II of General Rule No. 30 of that Superintendency, we hereby inform of the RELEVANT EVENTS described below.

     In its meeting held on August 6, 2004, the board of directors of Distribucion y Servicio D&S S.A. ("D&S"), an open stock corporation registered in the Registry of Securities of the Superintendency under number 0593, in connection with the capital increase approved by the thirteenth general extraordinary shareholders' meeting of D&S, which shares were registered in the Registry of Securities by the Superintendency under number 719 on June 24, 2004, and which preemptive rights offering period has begun on this date by means of the publication of the corresponding notice, took notice of the letters through which it was informed of the waiver of the preemptive rights described below:

1. Empresas Almac S.A., having the right to preemptively subscribe 27,162,960 shares, has waived such rights entirely.

2. Servicios e Inversiones Trucha S.A., having the right to preemptively subscribe 21,747,966 shares, has waived such rights entirely.

3. Future Investments S.A., having the right to preemptively subscribe 23,795,934 shares, has waived such rights entirely.

4. Servicios Profesionales de Comercializacion S.A., having the right to preemptively subscribe 104,430,774 shares, has waived its right to subscribe 93,930,776 shares and informed of its intention to subscribe 10,499,998 shares.

     In its meeting held on August 6, 2004, the board of directors of D&S, as authorized to do so by the shareholders' meeting in which the above-mentioned capital increase was approved, has agreed to offer to the public in general, as of this date, a total of 166,637,636 shares corresponding to the issuance mentioned above, and corresponding to those shares for which preemptive rights have been waived as indicated above.

     Yours truly,



                           Juan Cristobal Lira Ibanez
                                 Gerente General


Copy to: Bolsa de Comercio de Santiago
         Bolsa Electronica de Chile
         Bolsa de Comercio de Valparaiso

DISTRIBUCION Y SERVICIO D&S S.A.







                                   SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                       DISTRIBUCION Y SERVICIO D&S S.A.



                                       By: /s/ Miguel Nunez
                                          -----------------------
                                          Chief Financial Officer








Dated:  August 9, 2004